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            STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

        The Conversion was effective December 20, 1996. Accordingly, earnings per share data for the year ended June 30, 1997 is comprised of the earnings for the post-Conversion period. The weighted average number of shares outstanding includes all shares issued and outstanding of 407,330 less 32,586 shares purchased by the ESOP at the time of the Conversion plus the pro-rata portion of shares committed to be released through June 30, 1997.


Net income for the period from December 20, 1996 to June 30, 1997     $926,914

Weighted average number of shares outstanding                         $375,627

Earnings per share                                                       $2.47